UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”) dated April 29, 2011: DryShips Announces Signing of Restructuring of $1.1 Billion Facility and Exercise of 2 Options to Construct UDW Drillships by Ocean Rig UDW Inc.

Exhibit 1

DRYSHIPS ANNOUNCES SIGNING OF RESTRUCTURING OF $1.1 BILLION FACILITY AND EXERCISE OF 2 OPTIONS TO CONSTRUCT UDW DRILLSHIPS BY OCEAN RIG UDW INC.

ATHENS, GREECE – April 29, 2011 - DryShips Inc. (NASDAQ: DRYS) (the “Company” or “DryShips”), a global provider of marine transportation services for drybulk and petroleum cargoes and off-shore contract drilling oil services, announced the signing, by its majority-owned subsidiary Ocean Rig UDW Inc. (“Ocean Rig”), of the previously announced restructuring of its $1.1 billion Secured Term Loan Facility led by Deutsche Bank. The main terms of the restructuring are as follows:

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The maximum amount permitted to be drawn is reduced from $562.5 million to $495 million under each facility

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In addition to the Dryships Guarantee, Ocean Rig UDW Inc., will provide an unlimited recourse guarantee and will be subject to certain financial covenants that will apply quarterly

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Full draw downs (up to a total of $495 million) will be permitted for the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras, and cash collateral deposited for this vessel will be released

-     For the Ocean Rig Mykonos, the Company will have up to one month prior to

delivery (scheduled for September 2011) to execute an acceptable drilling              contract in order to draw down the loan

Ocean Rig exercised two newbuilding options to construct Ultra Deepwater Drillships at Samsung Heavy Industries. Earlier deliveries than previously scheduled were secured for July and October 2013. The specification of both the drillships has been further upgraded to 7th generation from the already high specification of the existing series of four, including:

o

capability to drill in 12,000 feet of water depth

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a seven ram BOP

o

a dual mud system

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enhanced riser handling and storage system

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ballast water treatment system.

George Economou, Chairman and CEO commented:

“Today marks the start of a new phase for Ocean Rig UDW. For the last two years we have been working towards this landmark where the original newbuilding program is now fully funded from the proceeds of the Nordea loan and the restructured facility for the Ocean Rig Poseidon. In addition we have successfully concluded a $500 million unsecured bond and still have the Ocean Rig Mykonos facility that can be drawn subject to a suitable charter. The demand for ultra deepwater drilling services is strong and we see substantial growth in the near term from across the globe. We are confident of substantially increasing our backlog in the near future. To service this growing demand we have exercised the first two of the newbuilding options we had secured in November last year. The significantly enhanced specification and early delivery positions should prove to be attractive to our customers.

Ocean Rig is positioned as the largest single pure play in the ultra deepwater drilling space and continues to deliver on its strategy to build a credible and competitive pure play in this space. We are working towards listing the Company on an international exchange and expect to have this done in the next couple of months.”

About DryShips

DryShips Inc., based in Greece, is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW, Inc., DryShips owns and operates 8 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 6 ultra deepwater drillships, 4 of which remain to be delivered to the company during 2011 and 2013. As of the day of this release, DryShips owns a fleet of 38 drybulk carriers (including newbuildings), comprising 7 Capesize, 29 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.4 million tons, and 12 tankers (including newbuildings), comprising 6 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.6 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements.  The U.S. Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The words “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: April 29, 2011	By: /s/George Economou
George Economou Chief Executive Officer